                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    ----------------------------------------

                                    FORM 11-K

                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    ----------------------------------------

(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended March 31, 2000.

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from _________ to _________.

                         Commission File Number 1-12282


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORRPRO COMPANIES, INC. PROFIT SHARING PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             CORRPRO COMPANIES, INC.
                              1090 ENTERPRISE DRIVE
                               MEDINA, OHIO 44256

                             CORRPRO COMPANIES, INC.
                             -----------------------
                          PROFIT SHARING PLAN AND TRUST
                          -----------------------------
                                TABLE OF CONTENTS
                                -----------------

                                                                           PAGE
                                                                           ----

Independent Auditors' Report                                               3

Statements of Net Assets Available for Benefits                            4

Statements of Changes in Net Assets Available for Benefits                 5

Notes to Financial Statements                                              6

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes                            13

Independent Auditors' Consent                                              14


Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Participants and Plan Administrator of the Corrpro Companies, Inc. Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Corrpro Companies, Inc. Profit Sharing Plan and Trust (Plan), as of March 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purpose as of March 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Cleveland, Ohio
September 19, 2000

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                 March 31,
                                                                        2000                  1999
                                                                  -----------------     -----------------
                ASSETS:
                Investments:
                  Guaranteed investments                             $   3,053,511         $   2,906,303
                  Mutual funds                                          12,539,314             9,618,389
                  Common stock                                           1,253,022             2,558,879
                  Participant loans                                        591,770               443,850
                                                                  -----------------     -----------------
                                                                        17,437,617            15,527,421
                                                                  -----------------     -----------------

                Contributions receivable:
                  Participants'                                            142,193               141,889
                  Employer                                                  67,191                34,052
                Accrued interest                                             3,638                 2,597
                                                                  -----------------     -----------------

                Total receivables                                          213,022               178,538
                                                                  -----------------     -----------------


                NET ASSETS AVAILABLE FOR BENEFITS                    $  17,650,639         $  15,705,959
                                                                  =================     =================


   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                          Year Ended March 31,
                                                                                     2000                     1999
                                                                               -----------------        ------------------
                Additions:
                  Additions to net assets attributed to:
                       Investment income:
                               Net appreciation in fair value
                                 of investment                                      $   654,771               $ 1,008,319
                               Interest                                                 192,485                   170,674
                               Other                                                        747                    33,069
                                                                               -----------------        ------------------

                       Total investment income                                          848,003                 1,212,062
                                                                               -----------------        ------------------
                       Contributions
                               Participant                                            2,079,276                 1,693,853
                               Employer                                                 957,616                   402,641
                                                                               -----------------        ------------------
                                                                                      3,036,892                 2,096,494
                                                                               -----------------        ------------------
                               Total Additions                                        3,884,895                 3,308,556
                                                                               -----------------        ------------------
                Deductions:
                  Deductions from net assets attributed to:
                       Benefits paid to participants                                  1,912,011                 1,199,331
                       Administrative expenses                                           28,204                    13,577
                                                                               -----------------        ------------------
                               Total deductions                                       1,940,215                 1,212,908
                                                                               -----------------        ------------------

                               Net increase                                           1,944,680                 2,095,648
                Net assets available for benefits:
                  Beginning of year                                                  15,705,959                13,610,311
                  End of year                                                  -----------------        ------------------
                                                                                    $17,650,639               $15,705,959
                                                                               =================        ==================


   The accompanying notes are an integral part of these financial statements.

CORRPRO COMPANIES, INC.
-----------------------
PROFIT SHARING PLAN AND TRUST
-----------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
----------------------------------------

General
-------

The Corrpro Companies, Inc. Profit Sharing Plan and Trust (the "Plan") was organized and adopted on April 1, 1984 and restated on April 1, 1999 by Corrpro Companies, Inc. (the "Company") to encourage employee savings and to provide retirement benefits to participants and/or their beneficiaries. It is administered by an advisory committee (the "Committee") appointed by the Company, as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio.

The above description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions and Eligibility
-----------------------------

The Plan is a defined contribution plan and contains a 401(k) provision which permits employees to contribute elective deferrals of up to 15% of their eligible compensation, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the "Code"). Employees may make elective deferral contributions on the first day of the month following the completion of 30 days of service.

The Plan also provides for an employer contribution to be determined solely at the discretion of the Board of Directors of the Company in accordance with the limitations prescribed by the Plan. For employer contributions, all employees are eligible to benefit beginning the first day of the month following the completion of one month of service. For the fiscal year 2000, the Company matched 100% on the first 3% of a participant's contribution and 50% on the next 2% of a participant's contribution. For the fiscal year 1999, the Company matched 50% of the first 4% of the employee's contribution.

With the consent of the Committee and Trustee, an employee may request that the Plan accept all or part of such employee's interest in another qualified plan or individual retirement account. Such rollover contributions are maintained and invested by the Trustee in a similar manner as other participant accounts. The Plan's provisions with respect to rollover contributions were designed to comply with the applicable sections of the Code.

Vesting
-------

Participants are immediately vested in their elective deferral contributions and rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is vested based upon a graduated schedule such that the participant is 100% vested after six years of service or at the date of retirement, if earlier. Effective April 1, 1999, a new vesting schedule was adopted whereby current employee participants will immediately become 100% vested in matching contributions. If an employee terminates employment prior to becoming 100% vested, his unvested portion of employer contributions and interest thereon is forfeited.

Participant Direction of Investments
------------------------------------

The Plan provides that each participant or beneficiary may direct the investment of their account balance among the following funds:

Guaranteed CIGNA Fund

         The Guaranteed CIGNA Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

Life 20, 30, 40, 50 & 60 Funds ("CIGNA LIFETIME FUNDS")

         The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund is primarily invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

Fidelity Growth & Income Fund

         The Fidelity Growth & Income Fund is invested in a diversified portfolio of equity and fixed-income securities.

Vanguard Wellington Fund

         The Vanguard Wellington Fund is invested in a diversified portfolio of common stocks and bonds designed primarily to seek a conservation of principal and a reasonable income return.

Fidelity Magellan

         The Fidelity Magellan is invested primarily in common stock and securities convertible into common stocks of both domestic, multinational and foreign companies. Current income is not a consideration.

Twentieth Century Ultra Fund

         The Twentieth Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Warburg Pincus Advisor Emerging Growth Fund

         The Warburg Pincus Advisor Emerging Growth Fund is invested primarily in common stocks and securities of small-to medium-sized companies for capital growth. Current income is not a consideration.

Warburg Pincus Advisor International Equity Fund

         The Warburg Pincus Advisor International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based. Current income is not a consideration.

Corrpro Companies, Inc. Common Stock Fund

         The Corrpro Companies, Inc. Common Stock Fund is invested only in common stock of the Company.

Currently, participating employees can elect to have their current contributions invested in any of the funds available for employee contributions, or in any combination of these funds on a daily basis in one percent increments. Participating employees may also transfer amounts invested in any fund made available for employee contributions on a daily basis in one percent increments.

Participant Accounts
--------------------

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers. Each participant's account is credited with the participant's elective deferral contribution and an allocation of (a) the employer contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances, as defined in the Plan.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

Allocation of Employer Contributions and Forfeitures to Participant Accounts
----------------------------------------------------------------------------

Any portion of a participant's account which is forfeited shall be held by the Trustee for one year prior to being allocated among active Plan participants. In any given year, the employer contributions and forfeitures, if any, are allocated by the Trustee at the rate which each eligible participant's compensation for the year bears to the total compensation for the Plan year.

Plan Withdrawals and Distributions
----------------------------------

Upon termination of service due to death, disability or retirement, an employee may elect to receive either a lump-sum amount equal to the value of his account or annual installments upon approval by the Trustee. All withdrawals and disbursements are subject to federal income tax upon receipt.

In situations of severe financial hardship, a participant may apply in writing to the Committee for the distribution of his vested account balance. Such hardship withdrawals may result in tax consequences to the employee as defined in the Code.

Termination Provisions
----------------------

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become immediately and fully vested in their participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications
-----------------

Certain previously recorded amounts have been reclassified to conform with current presentation.

Investments
-----------

The accompanying statements of net assets available for benefits reflect investments at their fair values as of March 31, 2000 and 1999. The Plan's trustee (CIGNA) maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of participants' equity and (2) unrealized appreciation and depreciation as presented in the statements of changes in participants' equity has been certified by the Plan's trustee as being complete and accurate.

The Plan has a guaranteed principal and interest contract, Guaranteed Income Fund, with CIGNA. This contract is included in the financial statements at contract value, which approximates fair value because it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.9% for 2000 and 5.2% for 1999.

Security Transactions and Investment Income
-------------------------------------------

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Proceeds from sales of securities, less market value at the beginning of the Plan year or cost for purchases during the Plan year and net unrealized appreciation (depreciation) based on market price fluctuations during the Plan year or since date of acquisition, are included in the Statements of Changes in Net Assets Available for Benefits.

Plan Expenses
-------------

Fees for legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying statements.

NOTE 3 - INVESTMENTS:

The following presents investments that represent five percent or more of the Plan's net assets.


                                                                           MARCH 31,
                                                               --------------------------------
                                                                   2000                 1999
                                                               ------------          ----------
CIGNA Guaranteed Income Fund                                     $3,053,511          $2,906,303
Fidelity Growth and Income Fund                                   1,921,482           1,921,197
Vanguard Wellington Fund                                            917,880           1,094,654
Fidelity Magellan Fund                                            2,987,012           2,099,310
Twentieth Century Ultra Fund                                      3,002,462           1,977,576
Warburg Pincus Emerging Growth Fund                                 921,942             468,689
Corrpro Companies, Inc. Common Stock                              1,253,022           2,558,879
Other (including participant loans of $591,770 and
  $443,850 respectively)                                          3,380,306           2,500,813
                                                               ------------         -----------
                                                                $17,437,617         $15,527,421
                                                               ============         ===========

NOTE 4 - TAX STATUS:
-------------------

The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 1995, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - LOANS TO PARTICIPANTS:
------------------------------

Participants may borrow up to fifty percent of their vested account balances subject to a maximum of $50,000. All loans bear interest at market rates and are secured by the vested account balances of the respective participants.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
------------------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of March 31, 2000 and 1999:


                                                                             2000          1999
                                                                          ----------    ----------
    Net assets available for plan benefits per financial
      statements                                                         $17,650,639    $15,709,959

    Amounts allocated to receivables                                        (213,022)      (178,538)
                                                                         -----------    -----------

    Net assets available for plan benefits per Form 5500                 $17,437,617    $15,527,421
                                                                         ===========   =============


The following is a reconciliation of income per the financial statements to the Form 5500 as of March 31, 2000 and 1999:


                                                                             2000          1999
                                                                          ----------    ----------

    Income per financial statements                                       $3,884,895    $3,308,556

    Add accrued receivables beginning of year                                178,538       213,311

    Less accrued receivables end of year                                     213,022       178,538
                                                                          ----------    ----------

    Income per Form 5500                                                  $3,850,411    $3,343,329
                                                                          ==========    ==========


                                                                                    CORRPRO COMPANIES, INC.
                                                                                 PROFIT SHARING PLAN AND TRUST

                                                                                    PLAN #001 EIN 34-1422570
                                                                        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                                          MARCH 31, 2000

                                                                                                       (c)
                                        (b)                                     Description of investment including maturity date,
   (a)         Identity of issue, borrower, lessor, or similar party           rate of interest, collateral, par or maturity value
   ---         -----------------------------------------------------           ---------------------------------------------------
    *      CIGNA Guaranteed  Income Fund                                        Guaranteed Insurance Contract, 4.9 % interest rate
    *      CIGNA Lifetime20 Fund                                                                   Mutual Fund
    *      CIGNA Lifetime30 Fund                                                                   Mutual Fund
    *      CIGNA Lifetime40 Fund                                                                   Mutual Fund
    *      CIGNA Lifetime50 Fund                                                                   Mutual Fund
    *      CIGNA Lifetime60 Fund                                                                   Mutual Fund
    *      Fidelity Growth and Income Fund                                                         Mutual Fund
    *      Vanguard Wellington Fund                                                                Mutual Fund
    *      Fidelity Magellan Fund                                                                  Mutual Fund
    *      Twentieth Century Ultra Fund                                                            Mutual Fund
    *      Warburg Pincus Emerging Growth Fund                                                     Mutual Fund
    *      Warburg Pincus Advisor International Equity Fund                                        Mutual Fund
    *      Corrpro Companies, Inc. Common Stock                                                    Common Stock
    *      Participants                                               Participants loans with various rates of interest
                                                                      from  7.00%  to 9.50%  and various maturity dates



                                                                                    CORRPRO COMPANIES, INC.
                                                                                 PROFIT SHARING PLAN AND TRUST

                                                                                    PLAN #001 EIN 34-1422570
                                                                        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                                          MARCH 31, 2000


                                        (b)                                             (d)                     (e)
   (a)         Identity of issue, borrower, lessor, or similar party                    Cost               Current Value
   ---         -----------------------------------------------------                    ----               -------------
    *      CIGNA Guaranteed  Income Fund                                             $ 3,053,511             $ 3,053,511
    *      CIGNA Lifetime20 Fund                                                         189,477                 247,048
    *      CIGNA Lifetime30 Fund                                                         324,822                 482,612
    *      CIGNA Lifetime40 Fund                                                         485,220                 687,772
    *      CIGNA Lifetime50 Fund                                                         426,399                 585,178
    *      CIGNA Lifetime60 Fund                                                         134,748                 169,354
    *      Fidelity Growth and Income Fund                                             1,403,402               1,921,482
    *      Vanguard Wellington Fund                                                      736,838                 917,880
    *      Fidelity Magellan Fund                                                      1,956,309               2,987,012
    *      Twentieth Century Ultra Fund                                                1,761,070               3,002,462
    *      Warburg Pincus Emerging Growth Fund                                           647,883                 921,942
    *      Warburg Pincus Advisor International Equity Fund                              487,696                 616,572
    *      Corrpro Companies, Inc. Common Stock                                        1,673,642               1,253,022
    *      Participants
                                                                                         **                      591,770


*          Party in Interest
**         Cost of Participants loans are $0 as indicated in the instructions


                 See accompanying Independent Auditor's Report

                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------

To the Board of Directors
Corrpro Companies, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 33-74814) on Form S-8 of Corrpro Companies, Inc. pertaining to the Profit Sharing Plan and Trust of Corrpro Companies, Inc. of our report dated September 19, 2000, with respect to the financial statements and schedule of the Corrpro Companies, Inc. Profit Sharing Plan and Trust included in this Annual Report on Form 11-K for the year ended March 31, 2000.

KPMG LLP
Cleveland, Ohio
September 25, 2000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                    CORRPRO COMPANIES, INC.
                                                PROFIT SHARING PLAN AND TRUST

                                          By:      Corrpro Companies, Inc., as
                                                      Plan Administrator

Date:   September 27, 2000                By:      /s/ Neal R. Restivo
        -------------------                        ------------------------
                                                        Neal R. Restivo
                                                   Executive Vice President and
                                                      Chief Financial Officer